UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Harris Interactive Inc.
(Name of Issuer)

Common Shares, par value $0.001 per share
(Title of Class of Securities)

414549105
(CUSIP Number)

Cédric de Bailliencourt Tour Bolloré 31/32 quai de Dion Bouton 92800 Puteaux, France Telephone: (33) 1 46 96 48 97 Telefax: (33) 1 46 96 48 76	Nikolaos G. Andronikos, Esq. Sullivan & Cromwell LLP 1 New Fetter Lane London EC4A 1AN United Kingdom Telephone: (44) 20 7959 8470 Telefax: (40) 20 7959 8950

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 31, 2008
(Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

        Note:Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

        (Continued on following pages)

SCHEDULE 13D

CUSIP No. 414549105	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS. Vincent Bolloré
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,036,025
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,036,025
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,036,025
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.98%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	The denominator is based on 53,640,439 Common Shares outstanding as of October 31, 2008, as reported by the Issuer on its Form 10-Q filed with the U.S. Securities and Exchange Commission on November 7, 2008.

SCHEDULE 13D

CUSIP No. 414549105	Page 3 of 6 Pages

1	NAME OF REPORTING PERSONS. Financière de Sainte-Marine
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,036,025
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,036,025
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,036,025
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.98%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	The denominator is based on 53,640,439 Common Shares outstanding as of October 31, 2008, as reported by the Issuer on its Form 10-Q filed with the U.S. Securities and Exchange Commission on November 7, 2008.

ITEM 1. SECURITY AND ISSUER

This Amendment No. 9 to Statement on Schedule 13D (the “Amendment No. 9”) amends and supplements the Statement on Schedule 13D, originally filed on April 20, 2007, as amended and supplemented by Amendment No. 1 to Statement on Schedule 13D, filed on August 13, 2007, and as further amended and supplemented by Amendment No. 2 to Statement on Schedule 13D, filed on November 7, 2007, and as further amended and supplemented by Amendment No. 3 to Statement on Schedule 13D, filed on November 20, 2007, and as further amended and supplemented by Amendment No. 4 to Statement on Schedule 13D, filed on December 18, 2007, and as further amended and supplemented by Amendment No. 5 to Statement on Schedule 13D, filed on February 20, 2008, and as further amended and supplemented by Amendment No. 6 to Statement on Schedule 13D, filed on September 5, 2008, and as further amended and supplemented by Amendment No. 7 on Statement on Schedule 13D, filed on September 22, 2008, and as further amended and supplemented by Amendment No. 8 on Statement on Schedule 13D, filed on September 24, 2008 (the “Amendment No. 8”) and relates to the common shares, par value $0.001 per share (the “Common Shares”) of Harris Interactive Inc., a Delaware corporation (the “Issuer”), with its principal executive offices located at 60 Corporate Woods, Rochester, NY 14623.

Item 2. Identity and Background

This Amendment No. 9 is being filed for the sole purpose of reflecting that Financière de Sainte-Marine (formerly Bolloré Médias Investissements) (“FdSM”) is now the direct holder of the 8,036,025 Common Shares of the Issuer’s stock as a result of an internal restructuring plan undertaken by certain entities controlled by Vincent Bolloré. Pursuant to that internal restructuring plan, on December 31, 2008, a predecessor entity (also named Financière de Sainte-Marine) merged with and into Bolloré Médias Investissements, a French société par actions simplifiée indirectly controlled by Mr. Bolloré, which, in connection with the merger, changed its name to Financière de Sainte-Marine.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5(a)-(b) is hereby replaced and superseded in its entirety by the following description:

(a) See items 11 and 13 of the cover pages to this Amendment No. 9 for the aggregate number and percentage of Common Shares beneficially owned by each of the Reporting Persons.

FdSM is the holder of record of 8,036,025 Common Shares, representing 14.98% of the Issuer’s stock (an estimated 14.98% of voting rights). Vincent Bolloré indirectly controls FdSM through his indirect controlling interests in a series of parent companies of FdSM, including Financière de l’Odet, Bolloré S.A., Plantations des Terres Rouges and Compagnie du Cambodge, all French companies, except for Plantations des Terres Rouges, which is a Luxembourg company. Thus, Vincent Bolloré may be considered to have beneficial ownership of the entire 8,036,025 Common Shares owned of record by FdSM, representing 14.98% of the Issuer’s stock (an estimated 14.98% of voting rights).

(b) See items 7 through 10 of the cover pages to this Amendment No. 9 for the number of Common Shares beneficially owned by each Reporting Person as to which there is the sole power to vote or to direct the vote, shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

FdSM has both voting and dispositive power with respect to the Common Shares indicated as owned of record by it in Item 5(a). However, Vincent Bolloré, who controls FdSM through his indirect controlling interests in the parent companies of FdSM, including those as specified in paragraph (a) above, directs the investments and voting of each of them. Thus, Mr. Bolloré shares voting and dispositive power with respect to the Common Shares owned by FdSM.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.	Exhibit Description

Exhibit 1	Information Concerning Reporting Persons and the President of FdSM.

Exhibit 24.1	Joint Filing Agreement and Power of Attorney, dated January 5, 2009, filed as Exhibit 24.1 to Amendment to Statement on Form 3 filed on January 8, 2008, and incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: January 8, 2009

VINCENT BOLLORÉ

By: /s/ Cédric de Bailliencourt*
Name:  Cédric de Bailliencourt
Title:  Attorney-in-fact

FINANCIÈRE DE SAINTE-MARINE

By: /s/ Cédric de Bailliencourt*
Name:  Cédric de Bailliencourt
Title: Attorney-in-fact

* Duly authorized under the Joint Filing Agreement and Power of Attorney, dated January 5, 2009, appointing Cédric de Bailliencourt and Gilles Alix agents and attorneys-in-fact, by and between Mr. Vincent Bolloré and FdSM, filed as Exhibit 24.1 to Amendment to Statement on Form 3 filed on January 8, 2009 and incorporated herein by reference.

INDEX OF EXHIBITS

Exhibit No.	Exhibit Description

Exhibit 1	Information Concerning Reporting Persons and the President of FdSM.

Exhibit 24.1	Joint Filing Agreement and Power of Attorney, dated January 5, 2009, filed as Exhibit 24.1 to Amendment to Statement on Form 3 filed on January 8, 2009, and incorporated herein by reference.